

July 10, 2014

Mr. R. Craig Owen
Senior Vice President and Chief Financial Officer
Southwestern Energy Company
2350 North Sam Houston Parkway East, Suite 125
Houston, Texas 77032

      Re: Southwestern Energy Company
                Form 10-K for the Fiscal Year ended December 31, 2013
                Filed February 27, 2014
                File No. 001-08246

Dear Mr. Owen:

We have reviewed your response letter dated June 11, 2014 as well as your filing and have the following additional comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Exhibit 99.1

1.   We note from your response to our comment in the letter dated May 30, 2014, that you will comply with the disclosure requirements of FASB ASC paragraph 932-235-50-10 in the future, should important economic factors or significant uncertainties affect a material component of your proved reserves. However, it appears you determined that disclosure of information related to the locations with a negative present worth discounted at 10% as of December 31, 2013 is not warranted under FASB ASC paragraph 932-235-50-10. We are not in a position to agree with the basis for your conclusions regarding the subject locations.

In your response, you conclude that the reserves attributable to locations with a negative present worth discounted at 10% did not comprise a material portion of the Company's total proved reserves at December 31, 2013. You also indicate your determination was made by utilizing both quantitative and qualitative factors and after considering the total mix of information disclosed and available to a reasonable investor, as well as the guidance provided in FASB ASC paragraph 932-235-50-6B.

In that regard, we considered the following factors:

- The subject locations represent 9.5% of your total proved reserves; however, do not contribute to the pre-tax net present value of the Company and actually reduce such estimates by 1.8%;

- The requirements for disclosure under FASB ASC paragraph 932-235-50-10 are specific to the particular components of an entity's proved reserves that are affected; therefore, an analysis of the subject locations which represent 24.2% of your total proved undeveloped reserves indicates these locations actually reduce the total pre-tax net present value of your proved undeveloped reserves by 15.2%[1], and;

- You acknowledge that the subject proved undeveloped locations are part of your approved development plan and are committed to developing these reserves; therefore, the nature and value of these proved undeveloped reserves and the risks associated with these locations represents material information to a prospective investor not otherwise provided.

We believe the totality of the facts and circumstances relating to these locations indicate that the underlying reserve volumes are material and therefore meet the requirements for disclosure under FASB ASC paragraph 932-235-50-10. Separately, we note that the guidance in FASB ASC paragraph 50-6B is relevant to assessing whether reserve quantities are *significant* for purposes of reporting by geographic area, and is not relevant to whether reserve quantities are material for purposes of the disclosure contemplated by our comment. Accordingly, as previously requested, please expand your disclosure regarding such locations to address the following:

- Clarify that reported reserve volumes include locations and quantities that have a negative present value when discounted at 10%;

- Indicate the number of locations and reserve volumes with a negative present value, and;

- Confirm that you have made a final investment decision, and are committed to developing the reserves, despite the negative value.

[1] Based on the pre-tax present value of the Company's proved undeveloped reserves with a negative present worth discounted at 10% of $96 million as a percentage of the pre-tax net present value of the Company's total proved undeveloped reserves discounted at 10%

of $536 million (Exhibit 99.1) excluding those reserves with a negative present worth ($96 million of $632 million, or approximately 15.2%).

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with any questions regarding the comments. Please contact me at (202) 551-3489 if you have other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant